1775 Sherman Street
Suite 3000
Denver, Colorado 80203
Phone: (303) 860-5800
www.pdce.com

November 25, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549

Attn:                    Ms. Jeannette Wong

Re:                             PDC Energy, Inc. (the “Registrant”)

Registration Statement on Form S-4, as amended

File No. 333-233933

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 21, 2019, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for November 25, 2019 at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at that time and we hereby formally withdraw such request for acceleration of the effective date.

If you have any questions regarding this request please contact John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335.

Sincerely,

PDC Energy, Inc.

By:	/s/ Nicole L. Martinet
Name:	Nicole L. Martinet
Title:	General Counsel, SVP and Corporate Secretary

cc:                                John A. Elofson, Davis Graham & Stubbs LLP

Samuel J. Seiberling, Davis Graham & Stubbs LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Cathleen M. Osborn, SRC Energy Inc.